SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33808

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

February 28, 2020

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February 2020. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on March 24, 2020, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Chou America Mutual Funds [File No. 811-22394]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 31, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $32,432.84 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on October 24, 2019.

Applicant's Address: Three Canal Plaza, Suite 600, Portland, Maine 04101.

Dreyfus Funds, Inc. [File No. 811-01018]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to BNY Mellon Small/Mid Cap Growth Fund, a series of BNY Mellon Investment Funds I. Expenses of $164,048 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on November 14, 2019.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

Franklin Templeton Global Trust [File No. 811-04450]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 10, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $19,485 incurred in connection with the liquidation were paid by the applicant and the applicant's investment adviser.

Filing Dates: The application was filed on February 14, 2020.

Applicant's Address: 300 South East 2nd Street, Fort Lauderdale, Florida 33301-1923.

Latin American Discovery Fund, Inc. [File No. 811-06574]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 23, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $77,500 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on January 10, 2020, and amended on January 15, 2020.

Applicant's Address: The Latin American Discovery Fund, Inc., c/o Morgan Stanley Investment Management Inc., 522 Fifth Avenue, New York, New York, 10036.

Orinda Preferred Yield Plus Fund [File No. 811-23281]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on December 13, 2019.

Applicant's Address: 3390 Mount Diablo Boulevard, Suite 250, Lafayette, California 94549.

Sierra Total Return Fund [File No. 811-23137]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on December 26, 2019, and amended on February 24, 2020.

Applicant's Address: 280 Park Avenue, 6th Floor East, New York, New York 10017.

Silverpeak Credit Company, Inc. [File No. 811-23388]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

<u>Filing Dates</u>: The application was filed on December 26, 2019.

<u>Applicant's Address</u>: c/o Silverpeak Credit Partners LP, 40 West 57th Street, 29th Floor, New York, New York 10019.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary